Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510

Fax: 949/673-4525

August 30, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Jan Woo, Legal Branch Chief

Washington, D.C. 20549

RE:	Anvia Holdings Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed August 14, 2017
File No. 333-217583

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 3 to the Form S-1 (originally filed May 2, 2017) for Anvia Holdings Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated August 23, 2017 (the “Comment Letter”) in response to the filing of Amendment No. 2 to Registration Statement on Form S-1 on August 14, 2017. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

Risk Factors

The Company does not currently possess effective disclosure controls and procedures…, page 9

1. This risk factor continues to address your disclosure controls and procedures. Please be advised that comment 3 of our letter dated May 25, 2017 concerned your internal control over financial reporting rather than your disclosure controls and procedures. Accordingly, we reissue comment 3 of our letter dated May 25, 2017, which requested that you discuss risks resulting from your ineffective internal control over financial reporting as of December 31, 2016. Lastly, please clarify whether your disclosure controls and procedures were effective as of December 31, 2016. Your Form 10-K filed April 11, 2017 discloses that your disclosure controls and procedures were effective as of December 31, 2016; however, your revised disclosure here states otherwise.

Response: In consideration of the comments received from the Staff of the Commission, the Company has revised its disclosure to remove the risk factor regarding the Company’s disclosure controls and procedures, since the Company’s disclosure controls and procedures were effective as of December 31, 2016. The prior disclosure that the Company’s disclosure controls and procedures were ineffective as of December 31, 2016 was the result of a scrivener’s error.

Financial Statements, page 38

2. Please update your financial statements in the Form S-1 through June 30, 2017. Refer to Rule 8-08 of Regulation S-X.

Response: In consideration of the comments received from the Staff of the Commission, the Company has updated its financial statements in the Form S-1 through June 30, 2017.

Notes to Financial Statements

Note 6 – Subsequent Events, page F-17

3. Your response to prior comment 6 is unclear to us in that you state the $100,000 payment made by Mr. Kasa to Tiber Creek Corporation was a personal investment in Anvia. In this regard, your disclosure stated that the payment was made in connection with services rendered by Tiber Creek. In light of this disclosure, it would appear that the payment for services rendered was made by Mr. Kasa on your behalf. If so, the payment should be recorded by the Company in consideration that Mr. Kasa is your largest shareholder as contributed capital. Provide us with your analysis under SAB 107.

Response: In consideration of the comments received from the Staff of the Commission and for the purposes of clarification, the $100,000 payment made by Mr. Kasa to Tiber Creek Corporation (“Tiber Creek”) was made in connection with advisory services rendered by Tiber Creek to Mr. Kasa, in his personal capacity as an individual. As a result, the payment to Tiber Creek for services rendered was not made on behalf of the Company and, as a consequence, there is no need to record these payments in the Company’s financial statements.

*              *               *              *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form S-1 filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form S-1. Hence, we hope that we will be in a position to request for acceleration of the Form S-1 in the near future once the Staff has completed its review of the instant amendment to the Form S-1 and these accompanying comment responses.

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If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413 or Lee W. Cassidy at (949) 673-4510. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both jlagman.tibercreek@gmail.com and lwcassidy@aol.com.

Sincerely,

/s/ Jarvis Lagman
Jarvis Lagman, Esq.
Cassidy & Associates

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